Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Turtle Beach Corporation (the “Corporation,” “we,” or “our”) has authorized capital stock consisting of 25,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”) and 1,000,000 shares of Preferred Stock, par value $0.001 (the “Preferred Stock”), of which 40,000 have been designated as Series B Junior Participating Preferred Stock. It has outstanding one class of Common Stock registered pursuant to the Securities Exchange Act of 1934, as amended. The following summary describes the rights of holders of shares of the Common Stock as set forth in our Articles of Incorporation (the “Articles of Incorporation”), our Bylaws (the “Bylaws”), and our Certificate of Designation of Series B Junior Participating Preferred Stock the (“Series B Certificate of Designation”) (which are incorporated by reference as Exhibits 3.1, 3.2 and 3.3, respectively, to the Annual Report on Form 10-K for the fiscal year ended December 31, 2025). Holders of shares of Common Stock have the rights set forth in the Articles of Incorporation, the Bylaws, the Series B Certificate of Designation, and Nevada law.

Common Stock

Voting

The holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Unless otherwise required by applicable law, the vote required to take action is a majority of the votes of the stockholders represented in person or by proxy at a meeting and entitled to vote. In an uncontested election of directors, each nominee for director must be elected by a majority of the votes validly cast. In a contested election of directors, each Director will be elected by a plurality of the votes validly cast at such election.

Dividends

The holders of our Common Stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors of the Corporation (the “Board of Directors”) out of funds legally available for that purpose.

Liquidation

In the event of our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

Other Rights and Preferences

The shares of Common Stock are not convertible into other securities. We have no obligation or right to redeem our Common Stock. The holders of our Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Rights Agreement

Each share of our Common Stock includes Series B Junior Participating Preferred Stock purchase rights (the “Rights”) pursuant to a Rights Agreement, dated as of June 9, 2025 (the “Rights Agreement”), between the Corporation and the rights agent named therein. Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from our Common Stock. The Rights have no value except as reflected in the market price of the shares of Common Stock to which they are attached and can be transferred only with the shares of Common Stock to which they are attached.

Preferred Stock

Our Articles of Incorporation provides that we may issue shares of Preferred Stock from time to time in one or more series. Our Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The Board of Directors may, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our Common Stock and could have anti-takeover effects, including preferred stock or rights to acquire Preferred Stock in connection with implementing a stockholder rights plan. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of our existing management.

Series B Junior Participating Preferred Stock

The Series B Junior Participating Preferred Stock is reserved for issuance in connection with the Rights outstanding under our Rights Agreement. The Series B Junior Participating Preferred Stock will not be redeemable at the option of the holder thereof. Each share of Series B Junior Participating Preferred Stock will be entitled to receive quarterly dividends when and if declared by our Board of Directors, out of funds legally available for such purpose, equal to 1,000 times the aggregate of all dividends declared per share of our Common Stock since the immediately preceding quarterly dividend payment date. In the event of our liquidation, the holders of Series B Junior Participating Preferred Stock will be entitled to an aggregate payment equal to 1,000 times the payment made per share of our Common Stock, plus accrued and unpaid dividends. Each share of Series B Junior Participating Preferred Stock shall be entitled to 1,000 votes, subject to adjustment as described in the Series B Certificate of Designation, voting together with the shares of our Common Stock, on any matter submitted to a vote of our stockholders. In the event of any merger, consolidation or other transaction in which shares of our Common Stock are exchanged, each share of Series B Junior Participating Preferred Stock will be exchanged for 1,000 times the amount of consideration into which each share of our Common Stock is exchanged, subject to adjustment as described in the Series B Certificate of Designation.

Because of the nature of the Series B Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series B Junior Participating Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of our Common Stock. The Series B Junior Participating Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, junior to all series of any other class of our Preferred Stock issued either before or after the issuance of the Series B Junior Participating Preferred Stock, and shall rank senior to our Common Stock.

There are currently no shares of Series B Junior Participating Preferred Stock issued and outstanding.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Charter Documents

The following is a summary of certain provisions of Nevada law, our Articles of Incorporation and our Bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Nevada and our Articles of Incorporation and Bylaws.

Nevada Laws

The Nevada Revised Statutes contain a “Control Share Statute” which provides generally that any person or entity that acquires a “controlling interest” in an applicable Nevada corporation may be denied voting rights with respect to the acquired shares and any other shares acquired within the preceding 90 days, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. The Control Share Statute provides that a person or entity acquires a “controlling interest” whenever it acquires shares that, but for the operation of the Control Share Statute, would bring its voting power within any of the following three ranges: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more, of the outstanding voting power in the election of directors. The Control Share Statute is applicable to an “issuing corporation,” which the statute defines as a Nevada corporation that: (a) has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation’s stock ledger at all times during the 90 days immediately preceding such date; and (b) does business in Nevada directly or through an affiliated corporation.

The stockholders or board of directors of a corporation may elect to opt out of the provisions of the Control Share Statute through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation. Our current Bylaws provide that the Control Share Statute does not apply to us or to an acquisition of our shares. If we chose to amend our Bylaws in the future so that the Control Share Statute does apply to us, the provisions of the statute may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of our company. This statute prevents an “interested stockholder” and an applicable Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder”: (1) having an aggregate market value equal to more than 5 percent of the aggregate market value of the assets of the corporation; (2) having an aggregate market value equal to more than 5 percent of the aggregate market value of all outstanding shares of the corporation; or (3) representing more than 10 percent of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of the corporation, or an affiliate or associate of the corporation who at any time within two years immediately prior to the date in question was the beneficial owner of 10 percent or more of the voting shares of the corporation. A corporation covered by the statute may not engage in a “combination” within two years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares or the combination is approved by the board of directors and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the corporation (and not by written consent) by at least 60% of the outstanding voting power of the corporation not beneficially owned by interested stockholders. If such approval is not obtained, then after the expiration of the two-year period, the business combination may be consummated (1) if the combination or the transaction in which the person became an interested stockholder was approved by the board of directors before the person became an interested stockholder, (2) if the combination is approved at an annual or special meeting of the stockholders of the corporation held no earlier than two years after the date the person became an interested stockholder (and not by written consent) by a majority of the voting power held by disinterested stockholders, or (3) if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share of such stock paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which the person became an interested stockholder, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; (b) the market value per share of such stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; or (c) for the holders of Preferred Stock, the amount specified in the corporation’s Articles of Incorporation, including in any certificate of designation for the class or series, to which holders of shares of that class or series are entitled upon the consummation of a transaction of a type encompassing the combination.

Nevada law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock or Preferred Stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Corporation by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Articles of Incorporation; Bylaws

Our Articles of Incorporation and Bylaws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated Preferred Stock makes it possible for our board of directors to issue our Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of the Corporation. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our Board of Directors and management.

Size of Board and Vacancies. (1) Newly created directorships resulting from any increase in our authorized number of directors, (2) any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other causes and (3) any newly created directorships resulting from any increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office (even though less than a quorum of our Bboard of Directors) unless our Board of Directors determines that any such vacancies or newly created directorships are to be filled by stockholder vote.

No Cumulative Voting. Our Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Our Bylaws provide that special meetings of the stockholders may be called only by our chairman, our chief executive officer or at the direction of our Board of Directors.

Stock Exchange Listing

Our common stock is traded on the Nasdaq Global Market under the symbol “TBCH.”

Transfer Agent and Registrar

Our transfer agent and registrar is Direct Transfer LLC, One Glenwood Ave, Suite 1001, Raleigh, NC 27603